PROSPECTUS SUPPLEMENT
                         To prospectus dated May 1, 2000

We are applying for an exemptive order of the Securities and Exchange Commission that would permit us to administer the Contract's terms relating to (a) substitution of a new income benefit option and (b) the substitution of a new death and income benefit option. There is no assurance that such relief will be granted. Until we receive the requested order, the following provisions will apply.

The information contained under the heading "Separate Account Expenses (As a percentage of daily net asset value deducted from each of the Subaccount of the Separate Account)" in the Fee Tables on page 6 shall be replaced with the following:


          Mortality and Expense Risk Charge*.....................      1.15%
          Administrative Expense Charge..........................      0.10%
                                                                   ---------
          Total Separate Account Annual Expenses.................      1.25%

------------------------
     * If you select the Enhanced Death Benefit Rider, the Mortality and Expense Risk Charge will be equal to 1.35% of your Contract's average daily net assets in the Separate Account. If you select the Enhanced Income Benefit Rider, the Mortality and Expense Risk Charge will be equal to 1.50% of your Contract's average daily net assets in the Separate Account. If you select the Enhanced Death and Income Benefit Rider, the Mortality and Expense Risk Charge will be equal to 1.55% of your Contract's average daily net assets in the Separate Account. If you select the Enhanced Death and Income Benefit Rider II, the Mortality and Expense Risk Charge will be equal to 1.70% of your Contract's average daily net assets in the Separate Account.


The sections entitled "Enhanced Death Benefit Rider" and "Enhanced Death and Income Benefit Rider" on pages 28-29 shall be deleted in their entirety and replaced with the following:

ENHANCED DEATH BENEFIT RIDER: When you purchase your Contract, you may select the Enhanced Death Benefit Rider. If you are not an individual, the Enhanced Death Benefit applies only to the Annuitant's death. As described below, we will charge a higher mortality and expense risk charge if you select this Rider. If you select this rider, the Death Benefit will be the greater of the value provided in your Contract or the Enhanced Death Benefit. The Enhanced Death Benefit will be the greater of the Enhanced Benefit A and Enhanced Benefit B, defined below.

ENHANCED INCOME BENEFIT RIDER: When you purchase your Contract as of or after 6-15-2000, you may select the Enhanced Income Benefit Rider if available in your state. This rider is available if the oldest annuitant is age 75 or less at issue. If you select this rider, you may be able to receive higher annuity payments in certain circumstances. As described below, we will charge a higher mortality and expense risk charge if you select this Rider.

The Enhanced Income Benefit under this rider is equal to the greater of Enhanced Benefit A or Enhanced Benefit B, defined below, on the Annuity Date. We will not increase or decrease the Enhanced Income Benefit amount by any Market Value Adjustment. To be eligible for the Enhanced Income Benefit, you must select an Annuity Date that is:

(a)      on or after the tenth Contract Anniversary;
(b)      before the Annuitant's age 90; and
(c)      within a 30 day period on or following a Contract Anniversary.

On the Annuity Date, you may apply the Enhanced Income Benefit to an Annuity Option that provides for fixed payments on the basis guaranteed in the contract for either single or joint lives with a period certain of at least:

(a) 10 years, if the youngest Annuitant's age is 80 or less on the Annuity Date; or

(b) 5 years, if the youngest Annuitant's age is greater than 80 on the Annuity Date.

If you wish to select a different Annuity Option, you must apply the Annuitized Value and not the Enhanced Income Benefit.

ENHANCED DEATH AND INCOME BENEFIT RIDER: When you purchase your Contract on or after 6-15-2000, and if available in your state, you may choose the Enhanced Death and Income Benefit Rider. This rider provides the same Enhanced Death Benefit as the Enhanced Death Benefit Rider. In addition, this Rider may enable you to receive higher annuity payments in certain circumstances. As described below, we will charge a higher mortality and expense risk charge if you select this Rider.

The Enhanced Income Benefit under this rider is equal to the value of the Enhanced Death Benefit on the Annuity Date. We will not increase or decrease the Enhanced Income Benefit amount by any Market Value Adjustment. To be eligible for the Enhanced Income Benefit, you must select an Annuity Date that is on or after the tenth Contract Anniversary, but before the Annuitant's age 90. On the Annuity Date, you may apply the Enhanced Income Benefit to an Annuity Option that provides for payments guaranteed for either single or joint lives with a period certain of at least:

(a) 10 years, if the youngest Annuitant's age is 80 or less on the Annuity Date; or

(b) 5 years, if the youngest Annuitant's age is greater than 80 on the Annuity Date.

If you wish to select a different Annuity Option, you must apply the Annuitized Value and not the Enhanced Income Benefit.

ENHANCED DEATH AND INCOME BENEFIT RIDER II: When you purchase your Contract on or after 6-15-2000 and if available in your state, you may select the Enhanced Income Benefit Rider II. This rider is available if the oldest annuitant is age 75 or less at issue. This rider provides the same Enhanced Death Benefit as the Enhanced Death Benefit Rider. In addition, this Rider may enable you to receive higher annuity payments in certain circumstances. As described below, we will charge a higher mortality and expense risk charge if you select this Rider.

The Enhanced Income Benefit under this rider is equal to the greater of Enhanced Benefit A or Enhanced Benefit B, defined below, on the Annuity Date. We will not increase or decrease the Enhanced Income Benefit amount by any Market Value Adjustment. To be eligible for the Enhanced Income Benefit, you must select an Annuity Date that is:

(a)      on or after the tenth Contract Anniversary;
(b)      before the Annuitant's age 90; and
(c)      within a 30 day period on or following a Contract Anniversary.

On the Annuity Date, you may apply the Enhanced Income Benefit to an Annuity Option that provides for fixed payments on the basis guaranteed in the contract for either single or joint lives with a period certain of at least:

(a) 10 years, if the youngest Annuitant's age is 80 or less on the Annuity Date; or

(b) 5 years, if the youngest Annuitant's age is greater than 80 on the Annuity Date.

If you wish to select a different Annuity Option, you must apply the Annuitized Value and not the Enhanced Income Benefit.

ENHANCED BENEFIT A. At issue, Enhanced Benefit A is equal to the initial Purchase Payment. After issue, Enhanced Benefit A is adjusted whenever you pay a Purchase Payment or make a withdrawal and on each Contract Anniversary as follows:

- When you pay a Purchase Payment, we will increase Enhanced Benefit A by the amount of the Purchase Payment;

- When you make a withdrawal, we will decrease Enhanced Benefit A by a withdrawal adjustment, as described below; and

- On each Contract Anniversary, we will set Enhanced Benefit A equal to the greater of the Contract Value on that Contract Anniversary or the most recently calculated Enhanced Benefit A.

If you do not pay any additional purchase payments or make any withdrawals, Enhanced Benefit A will equal the highest of the Contract Value on the Issue Date and all Contract Anniversaries prior to the date we calculate any Enhanced Death Benefit or Enhanced Income Benefit.

We will continuously adjust Enhanced Benefit A as described above until the oldest Contract Owner's 85th birthday or, if the Contract Owner is not a living individual, the Annuitant's 85th birthday. Thereafter, we will adjust Enhanced Benefit A only for Purchase Payments and withdrawals.

ENHANCED BENEFIT B. Enhanced Benefit B is equal to your total Purchase Payments, reduced by any withdrawal adjustments, accumulated daily at an effective annual rate of 5% per year, until:

(a) the first day of the month following the oldest Contract owner's 85th birthday; or

(b) the first day of the month following the oldest annuitant's 85th birthday, if the Contract Owner is a company or other legal entity.

Thereafter, we will only adjust Enhanced Benefit B to reflect additional Purchase Payments and withdrawals. Enhanced Benefit B will never be greater than the maximum death benefit allowed by any nonforfeiture laws that govern the Contract.

The withdrawal adjustment for both Enhanced Benefit A and Enhanced Benefit B will equal (a) divided by (b), with the result multiplied by (c), where:

(a) = the withdrawal amount;

(b) = the Contract Value immediately before the withdrawal; and

(c) = the most recently calculated Enhanced Benefit A or B, as appropriate.


In the section entitled "Mortality and Expense Risk Charge" on page 32, the language contained in the last paragraph of that section shall be replaced with the following:

If you select the Enhanced Death Benefit Rider, your mortality and expense risk charge will be 1.35% of average net asset value of each Subaccount. If you select the Enhanced Income Rider, your mortality and expense risk charge will be 1.50% of average daily net asset value of each Subaccount. If you select the Enhanced Death and Income Benefit Rider, your mortality and expense risk charge will be 1.55% of average daily net asset value of each Subaccount. If you select the Enhanced Death and Income Benefit Rider II, your mortality and expense risk charge will be 1.70% of average daily net asset value of each Subaccount. We charge a higher mortality and expense risk charge for the Riders to compensate us for the additional risk that we accept by providing the Riders. We will calculate a separate Accumulation Unit Value for the base Contract, and for Contracts with each type of Rider, in order to reflect the difference in the mortality and expense risk charges.

Supplement dated May 15, 2000